SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No._________)*


                           Killearn Properties, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.10 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   494125707
           --------------------------------------------------------
                                 (CUSIP Number)

                                 J.T. Williams
                                 Killearn, Inc.
                        1570 Rock Quarry Road, Suite B
                            Stockbridge, GA  30281
                                (770) 389-2004

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 11, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))





CUSIP No. 494125707                   13D


------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  S.S. or IRS Identification Nos. of Above
     Persons

     Killearn, Inc.
------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)
     of a Group*                               (b)
------------------------------------------------------------------------------
 (3) SEC Use Only

------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Georgia
------------------------------------------------------------------------------
 Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           148,200
 by Each Reporting           -------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 0
                             -------------------------------------------------
                              (9) Sole Dispositive
                                    Power           148,200
                             -------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 0
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     148,200
------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.7%
------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!



ITEM 1.   SECURITY AND ISSUER.

      This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Killearn Properties, Inc. ("Issuer"). The principal executive offices of Issuer are located at 385 Country Club Drive, Stockbridge, Georgia 30281.


ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of Killearn, Inc. ("Killearn"). Killearn is a Georgia corporation having its principal place of business located at 1570 Rock Quarry Road, Suite B, Stockbridge, GA 30281. Killearn's principal business is investment in real estate and operation of golf courses and hotels.

      Listed below are the names and occupational information for each executive officer and director of Killearn, and each person controlling Killearn. During the last five (5) years, neither Killearn, nor, to the best of their knowledge, any of the individuals identified below, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                         		TITLE AND PRESENT
     NAME                		PRINCIPAL OCCUPATION
     ----                		--------------------

     J.T. Williams               President and a Director of Killearn and owner
                                 of 66% of Killearn.
                                 Director of Issuer.

     John R. Williams            Vice President and a Director of Killearn and
                                 owner of 11% of Killearn.

     Joseph T. Williams, III     Secretary and a Director of Killearn and owner
                                 of 11% of Killearn.

     David K. Williams           Director of Killearn and owner of 11% of
                                 Killearn.
                                 President and Director of Issuer.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Killearn purchased 148,200 shares (the "Shares") of Issuer's Common Stock on the open market with cash from working capital.


ITEM 4.   PURPOSE OF TRANSACTION.

   All of the Shares have been acquired for investment. Although it has not formulated any definitive plans, Killearn may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when it deem it appropriate. Any decision of Killearn either to purchase additional shares of Common Stock of the Issuer or to dispose of any shares may take into account various factors, including general economic conditions, stock market conditions and developments concerning the Issuer. Killearn may also formulate other purposes, plans or proposals relating to the securities of the Issuer to the extent deemed advisable in light of market conditions and other factors it deems relevant.

   Except as indicated above or elsewhere herein, Killearn has no present plans or proposals (although it reserves the right to develop such plans or proposals in the future) which relate to or would result in:

     a. The acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of Issuer;

     f. Any other material change in Issuer's business or corporate structure;

     g. Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     h. Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.   Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

   Killearn is the beneficial owner of 148,200 shares of Common Stock, representing approximately 16.7% of the outstanding shares of Issuer's Common Stock, based on 887,412 outstanding shares of Common Stock as reported on Issuer's Form 10-QSB for the quarter ended October 31, 1998. Such amount does not include an aggregate of 79,733 shares of Common Stock owned by certain executive officers and directors of Killearn (58,746 shares beneficially owned by J.T. Williams, 11,000 shares owned by John R. Williams and 9,987 shares owned by David K. Williams) as to which Killearn disclaims beneficial ownership. Killearn has the sole power to vote and to dispose of the Shares. Except as described herein, no transactions in the Common Stock were effected by Killearn in the sixty day period preceding the date of this filing. No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Killearn.

   Other than as described herein, neither Killearn nor any of its officers or directors are the beneficial owners of any other shares of the Issuer's Common Stock.

   Killearn has engaged in the following transactions in the Issuer's
Common Stock in the sixty day period preceding the date of this filing. All transactions involve the purchase of Shares on the open market for cash:

Date		Number of 		Price per	Purchaser
		Shares			Share

11-10-98	20,000			$6.00		Killearn, Inc.
11-11-98	20,000			$5.75		Killearn, Inc.
11-19-98	20,000			$4.00		Killearn, Inc.
11-19-98	20,000			$4.00		Killearn, Inc.
12-24-98	20,000			$4.75		Killearn, Inc.
12-28-98	11,100			$4.75		Killearn, Inc.
12-29-98	 1,700			$4.75		Killearn, Inc.
01-05-99	 3,200			$4.75		Killearn, Inc.
01-08-99	   200			$4.75		Killearn, Inc.

   Certain executive officers and directors of Killearn have engaged in the following transactions in the Issuer's Common Stock in the sixty day period preceding the date of this filing. All transactions involve the purchase of Shares on the open market for cash:

11-11-98	 1,000			$5.50		David K. Williams
11-12-98	 2,000			$5.00		David K. Williams
11-12-98	 2,000			$5.00		David K. Williams
11-12-98	 2,000			$5.50		David K. Williams
11-20-98	 2,465		   	$4.6875 	David K. Williams
11-20-98	   522			$4.625		David K. Williams

12-04-98	1,000			$4.875		John R. Williams
12-04-98	2,000			$4.9375	        John R. Williams
12-04-98	2,000			$5.00		John R. Williams
12-07-98	1,000			$5.00		John R. Williams
12-07-98	1,000			$5.0625	        John R. Williams
12-08-98	1,000			$5.00		John R. Williams
12-15-98	  500			$4.75 		John R. Williams
12-15-98	  500			$4.875 	        John R. Williams
01-13-99	1,000			$4.9375 	John R. Williams
01-13-99	1,000			$4.9375 	John R. Williams

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.




      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         KILLEARN, INC.


                         By:/s/ J.T. Williams, Jr.
			        J.T. Williams, Jr.President


  January 19, 1999